UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)
Under the Securities Exchange Act of 1934

Merrimac Industries, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

590262 10 1

(CUSIP Number)

Ludwig G. Kuttner 627 Plank Road Keene, VA 22946 (434) 293-4277

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 590262 10 1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ludwig G. Kuttner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS * PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,999 shares
	8	SHARED VOTING POWER 300,000 shares
	9	SOLE DISPOSITIVE POWER 8,999 shares
	10	SHARED DISPOSITIVE POWER 300,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 308,999
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 590262 10 1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hampshire Investments, Limited I.R.S. No. 58-2332317
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 50,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 50,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 590262 10 1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) K Holdings, LLC I.R.S. No. 54-1767326
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 250,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 250,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and the Issuer.

This statement constitutes Amendment No. 1 to the Schedule 13D (the "Statement") relating to the common stock, par value $.01 per share (the "Common Stock"), of Merrimac Industries, Inc. (the "Issuer") and amends the Schedule 13D relating to the Common Stock filed on January 6, 2005 (the “Original 13D”).  Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Original 13D. The principal executive offices of the Issuer are located at 41 Fairfield Place, West Caldwell, NJ 07006.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following after the first paragraph thereof:

On April 22, 2009, Mr. Kuttner acquired in open-market transactions 4,900 shares of Common Stock for $3.49 per share and 100 shares of Common Stock for $3.4899 per share.  Since the filing of the Original 13D, Mr. Kuttner received, as payment for outside director fees, restricted shares of Common Stock and options to purchase shares of Common Stock, of which Mr. Kuttner currently beneficially owns 1,500 shares of Common Stock pursuant to grants of restricted stock which have vested or will vest within 60 days and 2,499 shares of Common Stock issuable upon the exercise of stock options which have vested or will vest within 60 days.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by replacing the second paragraph of Item 4 of the Original 13D with the following:

Mr. Kuttner has served as a director of the Issuer since June 22, 2006.

Item 5.	Interest in Securities of the Issuer.

Section (a) of Item 5 is hereby amended and restated in its entirety as follows:

(a)           As of December 23, 2009, Mr. Kuttner may be deemed to beneficially own an aggregate of 308,999 shares of Common Stock by virtue of the ownership of 6,500 shares of Common stock directly and 2,499 shares of Common Stock upon the exercise of stock options, 250,000 shares of Common Stock by K Holdings and 50,000 shares of Common Stock by HIL. The 308,999 shares of Common Stock deemed to be beneficially owned by Mr. Kuttner represents approximately 10.3% of the 2,997,456 shares of Common Stock outstanding as of December 22, 2009 (based on the number of shares of Common Stock outstanding as set forth in Section 3.2 of the Agreement and Plan of Merger by and among Crane Co., Crane Merger Co. and the Issuer, dated as of December 23, 2009 and filed as Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 23, 2009).

As of December 23, 2009, K Holdings may be deemed to beneficially own 250,000 shares of Common Stock, representing approximately 8.3% of the 2,997,456 shares of Common Stock outstanding as of December 22, 2009.

As of December 23, 2009, HIL may be deemed to beneficially own 50,000 shares of Common Stock, representing approximately 1.7% of the 2,997,456 shares of Common Stock outstanding as of December 22, 2009.

Section (b) of Item 5 is hereby amended by adding the following sentence to the end of the first paragraph thereof:

Mr. Kuttner has sole voting and dispositive power over the 6,500 shares of Common Stock he owns directly.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following after the first paragraph thereof:

On December 23, 2009, Mr. Kuttner, K Holdings and HIL entered into the attached Tender and Voting Agreement with Crane Co., Crane Merger Co. and the Issuer, the terms of which are herein incorporated by reference.

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit 3	Tender and Voting Agreement, dated as of December 23, 2009, by and among Crane Co., Crane Merger Co., Merrimac Industries, Inc., Ludwig G. Kuttner, K Holdings, LLC and Hampshire Investments, Limited.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2009	/s/ Ludwig G. Kuttner
Ludwig G. Kuttner

Dated: December 29, 2009	K HOLDINGS, LLC

	By:	/s/ Ludwig G. Kuttner
Name: Ludwig G. Kuttner
Title: Managing Member

Dated: December 29, 2009	HAMPSHIRE INVESTMENTS, LIMITED

	By:	/s/ Ludwig G. Kuttner
Name: Ludwig G. Kuttner
Title: Managing Member